UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company or Telefônica Brasil”) (B3: VIVT3 / NYSE: VIV), in the form and for the purpose of CVM Instruction 358/2002 (“ICVM 358”), communicates to its shareholders and to the market in general that, in line with the strategy described in the Notice to the Market, released on July 29th, 2020, it is in advanced negotiations with a leading international financial investor for the construction and offer of a neutral, independent fiber optic wholesale network.

This new company, in which Telefónica Infra, a Telefónica Group infrastructure unit, will have an equity stake, aims to accelerate the expansion of fiber to new locations, through a CapEx light model for Telefônica Brasil, and capture value through third party penetration.

This initiative and the carrying out of any related operations will be subject to the relevant corporate and regulatory approvals.

The Company will keep its shareholders and the market in general informed about the evolution of the matters covered by this Notice to the Market, in accordance with ICVM 358 and applicable legislation, in compliance with the regulations in force.

São Paulo, February 23rd, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director